Filed by Sprint Nextel Corporation

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Clearwire Corporation

Commission File No. 001-33349

CORPORATE PARTICIPANTS

Kurt Fawkes

Sprint - VP, IR

Dan Hesse

Sprint - President & CEO

Ben Wolff

Clearwire - CEO

Barry West

Sprint - CTO & President, XOHM

CONFERENCE CALL PARTICIPANTS

John Epstein

Banc of America Securities - Analyst

Jason Armstrong

Goldman Sachs - Analyst

Mike Rollins

Citi Investment Research - Analyst

Jonathan Atkin

RBC Capital Markets - Analyst

Ric Prentiss

Raymond James - Analyst

Jonathan Chaplin

JPMorgan Securities - Analyst

Simon Flannery

Morgan Stanley - Analyst

PRESENTATION

Operator

Good morning. My name is Lori and I will be your conference operator today. At this time, I would like to welcome everyone to the Sprint Nextel/Clearwire conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (OPERATOR INSTRUCTIONS). At this time, I’ll turn the conference over to the Vice President of Investor Relations, Mr. Kurt Fawkes.

Kurt Fawkes - Sprint - VP, IR

Thank you, Lori and good morning, everyone and thank you for your interest today in our plans to create a new independent company, which will take the lead in delivering fourth-generation wireless products and services. For the format of our call this morning, Dan Hesse, Sprint’s President and CEO, and Ben Wolff, Clearwire’s CEO, will provide prepared remarks and then we will go to Q&A. Each speaker will refer to slides, which are posted on the Investor Relations section of the Sprint and Clearwire websites.

Following these remarks, the operator is going to instruct our participants as to how they may submit questions and during the Q&A session, we are going to be joined by Keith Cowan who is Sprint’s President of Strategic Planning and Corporate Initiatives and Barry West, Sprint’s CTO and President of XOHM and from Clearwire, we are going to be joined by Hope Cochran, who is Treasurer and Vice President of Finance; John Saw, Chief Technology Officer and Scott Richardson, Chief Strategy Officer. Questions are only going to be submitted through the telephone option this morning.

During this call, we will be discussing forward-looking information and making forward-looking statements that involve assumptions and forecasts. There are a number of risks and uncertainties that may cause actual results to differ materially from those projected in our forward-looking statements. We provide a detailed discussion of various risk factors related to these forward-looking statements in the Sprint/Clearwire press release and you also see it on the slides this morning and it is also furnished to the SEC on a Form 8-K, as well as in each of the Company’s periodic reports that we file with the SEC and of course, I strongly encourage you to thoroughly review our filings and press release. So now I am going to turn it over to Dan.

Dan Hesse - Sprint - President & CEO

Thanks, Kurt and thanks, everyone, for joining us today. Defining our 4G strategy has been front and center on my list of priorities since taking over as the CEO at Sprint almost five months ago. This has been a complex puzzle to solve. We have been trying to figure out how to simultaneously maximize the value of our enormous position in the 2.5 gigahertz spectrum band, over 28 billion megahertz POPs in top markets across the country, continue the momentum of the WiMAX technology and ecosystem and maintain our time-to-market advantage over competitors and other 4G technologies, create a national footprint offering WiMAX services that meet the needs of our customers and national partners, realize the natural synergies between our 4G development and our existing 3G infrastructure, products and distribution, attract world-class partners that are best-in-class at developing devices and applications and providing distribution to customers, preserve financial flexibility for Sprint by obtaining attractive financing from investors that would allow us to grow the WiMAX business without further contributions from Sprint and allow Sprint management to focus our resources and attention on improving the performance of our core CDMA and iDEN operations.

Looking back as we moved from defining our requirements to evaluating the various alternatives to achieve them, it became evident that our assets, priorities and parameters lined up solidly with those of Clearwire. We were already in discussions with Clearwire and we quickly determined that we were a natural fit. We later added strategic investors to the discussion — Intel, Google, Comcast, Time Warner and Bright House.

Today, we are proud to announce that definitive agreements involving all seven of these companies are completed and signed and that all of the Sprint objectives I just covered have been achieved. This is truly a landmark day for Sprint, for the telecom industry and for all the parties that have come together to create the new Clearwire.

Let me start by providing you with a few details about the transaction. If you go to slide 3, the new Clearwire will have a substantial time-to-market advantage over others in the industry who only recently acquired the basic building blocks spectrum for a 4G network. The new Clearwire will have an enviable depth of spectrum with over 40 billion megahertz POPs. There is a solid foundation for national deployment of next-generation products and services. In fact, this will be the largest spectrum position held by any company in America. Having more spectrum allows us to provide high capacity services at a very low cost.

The decision to utilize WiMAX technology over our spectrum positions, it really positions the Company to deliver these products and services at least two years ahead of the competition. We have chosen a great team of partners. The new Clearwire business plan is backed by some of the most prominent technology search and communications companies in the world. This strong team of innovators we have established bring tremendous resources to develop devices, applications and content and marketing and brand support. The combined distribution capabilities of these partners will enable delivery of a broad array of advanced wireless services to a very large customer base.

This premier group of strategic investors has committed $3.2 billion in funding to ensure the new Clearwire has the resources necessary to establish and maintain significant market momentum in the coming years. In addition, we are building a seasoned management team with a solid track record.

If you go to slide 4, this is an all-star team, both in terms of the companies around the table, but also with the management and governance teams. It is an unprecedented union that brings top players from several industries together so that collectively we have the expertise and resources to fully realize the potential of the next generation of mobile broadband. Just as important, we are positioned to realize it now instead of several years down the road.

Looking at the new Clearwire management team, Ben Wolff will be the CEO. Ben’s vision and experience in this arena will be great assets as the Company moves ahead in accelerating deployment of the infrastructure and expanding the market opportunity for Clearwire products and services. Barry West, Sprint’s CTO and President of the XOHM business unit, will serve as President of the new Clearwire. Barry has done a tremendous job advancing the development of WiMAX. He has been a leader in establishing a powerful ecosystem of technology partners dedicated to helping realize our vision for the next generation of wireless services. Beyond Ben and Barry, sounds like they should be making ice cream, both of their respective organizations are rich with experience and expertise.

On the governance side, we clearly have an A-list representation from the industries that are key to the success of mobile broadband. Craig McCaw will be the Chairman of the Board. His unmatched credentials in wireless innovation speak for themselves. Brian Roberts has received numerous accolades for his vision and leadership as the Chairman and CEO of Comcast. In much the same way, Glenn Britt is highly regarded for propelling the advancement of Time Warner, a leader now in both cable and telecom. John Stanton has proven his ability to build a wireless franchise from the ground up at VoiceStream, now T-Mobile USA, and at Western Wireless, now part of Alltel. I will serve as one of the directors representing Sprint.

In total, Sprint will have seven seats on the new Clearwire Board of Directors and at least one will be independent. The strategic investors will have four seats in total. One of these will be independent as well. Eagle River will have a seat and one additional seat will be independent. It is a winning team across the board.

If you go to slide 5, this transaction should be a big win for Sprint shareholders. The assets we are contributing, which include our spectrum in the 2.5 gigahertz band, as well as the XOHM technology, resources and expertise have an implied equity market value of $7.4 billion under the terms of the agreement. By combining these assets with those of Clearwire, we have created a national footprint for 4G and unmatched spectrum depth and we have accelerated the time period for WiMAX services to be available to customers.

This transaction expands Sprint’s revenue opportunities. Sprint will be able to sell 4G products and services through a long-term MVNO relationship with the new Clearwire. The agreement enables us to get to market faster and reach a broader audience than we could have if we went alone. Sprint will also provide the new company with services to facilitate efficient and effective network deployment of management such as IP transport, co-location agreements and IT support.

In addition to the ownership stake in the high-growth mobile broadband market, we are also signing MVNO agreements with Comcast, Time Warner and Bright House, as well as with the new Clearwire that allow these companies to sell Sprint’s 3G products and services. In addition to the development of innovative next-generation mobile broadband services, our new partnerships bring additional immediate benefits to Sprint.

The new Clearwire will have independent financing and management. While Sprint won’t be involved in the day-to-day operations of the new company, our position as the largest shareholder gives us the opportunity for strategic input on matters such as product and service portfolio and the go-to-market strategy. This arrangement enhances Sprint’s financial flexibility and allows us to focus our time and resources on our core operations.

In summary, through this agreement, we have achieved the right balance between positioning Sprint to reap rewards from next-generation mobile broadband services in the future while managing our financial resources in consideration of current conditions. It is truly a win/win.

Today, Sprint has the largest wireless broadband data network in America. By providing the first fourth-generation service by any national wireless carrier in America, we will further enhance Sprint’s brand promise of the Now Network. Now I will hand it over to Ben to talk more about the transaction.

Ben Wolff - Clearwire - CEO

Thank you, Dan. Wireless communications and broadband Internet services are two of the more transformative technologies of our time. There are approximately 230 million wireless and more than 100 million broadband subscribers in the United States alone. Domestic revenues in these two sectors exceed $180 billion annually. The rapid growth and adoption of these services illustrate a powerful and undeniable fact. Customers want both a true broadband experience and mobility when it comes to their communication services. Until now, they have had to settle for one or the other. We intend to change that by building one of the fastest and most capable wireless networks ever conceived. The innovation behind this network puts it in a league of its own and enables a cost structure that radically changes the economics associated with the delivery of wireless data, voice and video.

It is my great pleasure today to provide you with a preview of our plans to transform the wireless communications landscape and the way that all of us use the Internet. From Clearwire’s genesis with founder and wireless pioneer, Craig McCaw, to today’s announcement, we have been steadfast in our mission to provide the simplest way for people to enjoy all that the Internet has to offer any time and anywhere.

Clearwire’s vision is to transform the way that people make use of the full capabilities of the Internet by delivering a robust, rich and consistent Internet experience on a mobile basis to devices of all shapes and sizes. I am pleased that today’s announcement brings our vision one step closer to becoming a reality. With the combination of Sprint’s and Clearwire’s extensive 4G assets, significant financial investments from and key commercial agreements with Google, Intel, Comcast, Time Warner Cable and Bright House Networks, the new Clearwire expects to enable enhanced mobile high-speed access to information applications and online entertainment.

Our first mobile WiMAX network being built in Portland, Oregon has demonstrated in our ongoing trials that it can consistently deliver five to six megabits per second downlink and two to three megabits per second uplink, all while moving at 60 miles an hour down the highway. Combine this with a seamless and consistent user experience, both home and away, on any device or screen and you have a network that stands to change the game.

Just as mobile phones now connect to people rather than places, the new Clearwire will aim to give customers the ability to access the Internet at true broadband speeds when they are on the go. We believe this combination of high speed and mobility, the power of the mobile Internet, will enrich people’s lives beyond measure.

During the next few minutes, I would like to outline a few of the key elements of the transaction that we are announcing today. I will describe how the new Clearwire will be structured and our plans to rapidly deploy the first nationwide 4G network using our combined extensive 2.5 gigahertz spectrum assets.

If you go to the next slide, in its simplest form, we are announcing three simultaneous transactions. First, Sprint will contribute its WiMAX business unit, including its extensive portfolio of 2.5 gigahertz spectrum holdings to the new Clearwire in exchange for an ownership stake.

Second, the five strategic investors will invest a combined $3.2 billion in the new Clearwire. Third, at the same time, Clearwire, Sprint and the strategic investors will enter into a series of commercial agreements, which I will describe in more detail momentarily.

As a result, upon closing, a new company, which will retain the Clearwire name, will be formed, essentially merging Sprint’s XOHM business unit with Clearwire and which will be well-funded with a combined $3.2 billion investment from Intel, Google, Comcast, Time Warner and Bright House Networks plus Clearwire’s cash on hand.

Immediately prior to the closing of the transaction, all of the super voting class B shares that are owned by Eagle River and Intel will be converted to class A shares of Clearwire as part of the transaction, the same shares that all of the other then existing Clearwire shareholders will hold. As a result, the new Clearwire will not have any super voting shares following the closing. Then, at the closing of the transaction, all of then existing Clearwire shareholders will exchange their shares for shares in the new Clearwire on a one-for-one basis. The new Clearwire will be a public company registered on NASDAQ and will trade under Clearwire’s existing ticker symbol, CLWR.

In addition, the corporate structure of the new Clearwire will allow some of the new strategic investors to achieve certain tax benefits generated from the new Clearwire’s expected operating losses. This is achieved through a commonly used structure known as an UPREIT, which has been adopted by other well-known Fortune 500 companies.

Specifically, Sprint, Intel, Comcast, Time Warner and Bright House will hold their equity interest through a limited liability company that is a subsidiary of the new Clearwire, while Google will invest directly in the new Clearwire. In addition to these strategic investors, John Stanton’s private equity firm, Trilogy Equity Partners, will invest $10 million in the new Clearwire on the same terms as Google.

The new Clearwire will have 100% voting control over the limited liability company subsidiary and all governance will reside at the Clearwire Corporation level. Additionally, substantially all of the assets, liabilities and operations will reside at the limited liability company level. The price at which the strategic investors will invest will be between $17 and $23 per share depending on the performance of Clearwire’s stock over 15 randomly selected days out of the 30 trading days prior to the 90th day following the close of the transaction. From an ownership percentage perspective, existing Clearwire shareholders will own 25% to 28% of the new Clearwire. Sprint will own approximately 49% to 53% and our new strategic investors will own 20% to 25%, all on a fully diluted basis.

The strategic agreements that we announced today should dramatically advance the mobile WiMAX ecosystem, which we believe will ultimately enhance our business opportunities. Importantly, the expanded relationships with Intel and Google will help us to fulfill our vision of an open network and a business model that focuses on a whole ecosystem of devices that contain an embedded WiMAX chipset. Clearly being able to partner with industry leaders such as Intel and Google on research and development efforts enables us to tap into some of the greatest innovators of our time.

As part of the transaction, the new Clearwire and Sprint will each enable the strategic investors to resell wireless services through wholesale arrangements, allowing each of them to deliver innovative broadband and narrowband services to their customers as part of a bundle. These arrangements stand to create new wholesale revenue streams for the new Clearwire and further expand the reach of our services.

Additionally, Clearwire and Sprint will each benefit from reciprocal wholesale arrangements, allowing Clearwire to resell Sprint’s 3G wireless services and Sprint to resell Clearwire’s 4G services. In each case, on the same terms as the other strategic investors. As a result, the new Clearwire will be able to offer a broad suite of wireless broadband and narrowband solutions.

This transaction represents much more than just a combination of the XOHM and Clearwire businesses. It represents a comprehensive strategy for the success of the WiMAX ecosystem with support from key industry leaders that will create significantly greater choice for customers and foster enhanced competition. Given the complexity of this transaction, we have taken the time and effort to do it right, by thoughtfully leveraging the opportunities and resources that we and our new investors are bringing to the table.

The next element of the transaction that I would like to discuss is the cost efficiencies that we believe this transaction should enable. I previously described the groundbreaking reciprocal wholesale arrangements with Sprint, but our collaboration with Sprint goes well beyond the revenue line. As part of the transaction, we have reached agreements with Sprint that will allow us to utilize some of Sprint’s existing infrastructure, including cell towers, at below-market rates through a unique and mutually beneficial cost-sharing mechanism.

By providing infrastructure to the new Clearwire, Sprint stands to offset some of its costs while enabling the new Clearwire to pay less than it would otherwise have to pay, which creates a win/win situation for both companies. Similarly, the new Clearwire will make its metro wireless backhaul networks available to Sprint at preferred rates, creating additional revel revenue opportunities for Clearwire and reducing costs for Sprint.

Other arrangements with Sprint will allow us to leverage Sprint’s backhaul, long-haul network and back-office systems where possible. We will also work with Sprint’s enterprise salesforce to sell the new Clearwire products and services to Fortune 1000 and government accounts. In addition, we will be able to leverage XOHM’s existing relationships with a number of manufacturers on both the device and infrastructure side such as Motorola, Samsung, Nokia and others. We believe this will enable Clearwire to accelerate the roll-out of mobile WiMAX networks, improve customer device and form factor choices and drive down subsidies and prices to consumers more quickly.

The business plan for the new Clearwire represents a shift from both the prior Clearwire and XOHM plans. We estimate that the new Clearwire service area will cover as much as 120 million to 140 million people in the US by the end of 2010, with the opportunity ultimately to reach more than 200 million people beyond 2010. Our services will expand our target market for high-speed wireless solutions, covering not just individual consumers, but also SOHO, midsize and enterprise businesses, the public safety community and educational institutions.

With Clearwire’s existing funding and the $3.2 billion of new equity infusion coming from our new investors, we expect to have a net funding gap of approximately $2 billion to 2.3 billion to reach cash flow positive. As we have said in the past, one of the great things about our business is that we can modulate our rate of growth based on market conditions. The funding gap would, of course, be less if we choose to build a smaller footprint.

Because of the significant additional assets that we will have following closing, including approximately three times as much spectrum as Clearwire currently holds, we believe we should be able to opportunistically access debt financing to meet some or all of the future funding requirements. Additionally, we may choose to access the capital markets before closing to permit us to continue our growth throughout 2008.

On the spectrum side, prior to joining forces, neither Clearwire nor Sprint had a nationwide footprint in the 2.5 gigahertz band. By pooling our spectrum, we believe that we will have among the deepest spectrum holdings of any wireless carrier across the top 100 markets and beyond. Following the close of the transaction, we expect to have more than 40 billion megahertz POPs of 2.5 gigahertz spectrum in the aggregate.

To put that in context, the entire 700 megahertz auction covered about 19 billion megahertz POPs. In the top 100 markets alone, we expect to have more than 32 billion megahertz POPs. We also estimate that we will have more than 120 megahertz of spectrum in most of the top 100 markets and more than 100 megahertz of spectrum in markets 101 through 200 on average. The combined depth of spectrum should allow us to provide wireless products and services beyond anything consumers have experienced so far.

We expect this transaction to unlock the full potential of our 2.5 gigahertz spectrum holdings. We have concluded that the 2.5 gigahertz band is the optimal spectrum for building and operating a high-speed wireless network and that it has the potential to combine adequate spectrum depth, channel size and propagation characteristics with the ability to deploy next-generation OFDM technologies.

We believe the 2.5 gigahertz spectrum is ideal for broadband because high-bandwidth wireless networks have to be able to deliver capacity, not just coverage. High capacity, regardless of spectrum frequency or technology, requires greater site density, which we have planned for. In addition, high site density, by definition, offers greater inbuilding coverage.

WiMAX is real and it is here now. It is based on an official standard that was established in 2005. There is already a rich ecosystem of WiMAX technology developed and much more in the pipeline. Based on what we are seeing in our initial WiMAX deployment in Portland, Oregon, our mobile WiMAX network, in combination with our unique spectrum assets, we will be able to deliver greater speeds, greater throughput and support more customers than what is available on any of today’s legacy wireless networks and all at a fraction of the cost per delivered bit. Our goal is to deliver four times the performance at 1/10 the cost of traditional legacy wireless networks.

The innovation behind our mobile WiMAX networks puts it in a league of its own and enables a cost structure that will fundamentally change the economics associated with the delivery of data, voice and video. Mobile WiMAX technology will label users to wirelessly download full-length movies and songs, conduct live video conferences from remote locations and perform other interactive multimedia applications anywhere in the coverage area, mobilizing the full power of the open Internet.

As we look at the product roadmap for WiMAX, it is important to note that our vision is to transform the way people make use of the full capabilities of the Internet by delivering a robust, rich and consistent Internet experience on a mobile basis to devices of all shapes and sizes. To support this vision, we are working closely with our vendors to increase the breadth of devices that can connect to our network.

In 2008, we expect to introduce express cards in our existing markets and we expect to see mobile WiMAX-based express cards, PC cards, USB-driven devices and embedded chipsets in PCs beginning later this year. In 2009, we expect the game to change again. We expect to start seeing WiMAX chipsets being embedded in consumer electronics devices of all shapes and sizes, enabling a variety of new revenue streams and opportunities to give our customers an experience that today is available only in a tethered or wired environment.

We believe this transaction benefits all Clearwire shareholders and mitigates some of the perceived risks that have been raised about our business. We believe this transaction presents a tremendous opportunity to realize the full value of Sprint and Clearwire’s extensive spectrum assets and the game-changing business model that the two companies have jointly developed while addressing some of the financial risks inherent in a capital-intensive nationwide build-out.

The new Clearwire will be a well-funded, publicly traded company. Clearwire believes that the investment target price of $20 per share, which is bounded by a collar of $17 to $23, represents a fair value for existing Clearwire shareholders. We strongly believe that the new Clearwire will be in the best position to succeed in the 4G race. Just as cell phones now connect to people rather than places, the new Clearwire aims to give consumers the ability to access the Internet at true broadband speeds when they are on the go.

The new Clearwire brings together a nationwide footprint, rich spectrum assets, an industry-tested and seasoned management team and a world-class Board of Directors. We are extremely pleased with these developments and have been working diligently toward this day to deliver even more value to our shareholders, our employee partners and our customers.

We now turn our attention to the road map to closing the transaction. Definitive agreements are now complete and the Boards of each of the participants have approved the transaction. Clearwire expects to have a shareholder vote on the transaction in the next several months. No other shareholder approvals will be required. Concurrently, we will be working on Hart-Scott-Rodino, FCC and any other necessary regulatory approvals. We hope to receive all necessary approvals and to close the transaction during the fourth quarter of 2008.

In summary, the transition from having the Internet connect to a location to an Internet that will connect people will dramatically change the user experience. The new Clearwire will enable enhanced and robust access to information, applications and online entertainment, while also creating new and innovative ways for people to communicate with each other. With this transaction, the vision at Clearwire and XOHM share is becoming a reality and the revolution has begun. The trajectory of the new Clearwire is clear and unencumbered. The new Clearwire will be poised and ready to deliver the power of the mobile Internet, combining speed and mobility, home and away, on any device or screen, which we believe will fundamentally transform the communications landscape in our country. We look forward to working with the XOHM team and our new strategic investors as we embark on this path together. We greatly appreciate your interest in today’s announcement and with that, I will open up the call for questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). David Barden, BoA Securities.

John Epstein - Banc of America Securities - Analyst

Hi, this is actually John Epstein calling in for David. Good morning, guys and congratulations on completing the transaction. I want to ask, Dan, could you elaborate on some of the key features, how the new 3G wholesale agreements differ from the Pivot arrangement?

Dan Hesse - Sprint - President & CEO

Sure. This is a — the MVNO arrangement is kind of a tried and true arrangement that allows — that we have done with a number of partners successfully and this will allow our cable partners to use their own brand and provide kind of the flexibility that we allow our customers to provide with respect to applications under their own brand bundled with the rest of their products and get to market quickly with a wireless offering in advance of when 4G will be available across the country.

John Epstein - Banc of America Securities - Analyst

Okay. Will Google give the new Clearwire entity preferential access to the Android standard?

Ben Wolff - Clearwire - CEO

I wouldn’t refer to it as preferential access, but I would say that we will be working hand in glove with Google on research and development efforts and we will be clearly featuring the Android platform in what we do going forward.

John Epstein - Banc of America Securities - Analyst

All right. Thanks, gentlemen, for taking the questions.

Operator

Jason Armstrong, Goldman Sachs.

Jason Armstrong - Goldman Sachs - Analyst

Great, thanks, good morning. Dan, a couple of questions for you. First on M&A, obviously, there has been a lot of speculation recently. I am just wondering does this preclude other M&A either during the approval process or post the process. Are there windows that shareholders should know about here?

And then the second question, the 4G path for Sprint — obviously, sort of 50 million subs here headed along a network migration path. WiMAX could be a next step, but you go from 100% owner economics to 51% economics on anyone that migrates. So I guess the question is does Sprint now have to come up with its own 4G path as well in-house, perhaps maybe LTE, in order to maintain the 100% economics on your base? Thanks.

Dan Hesse - Sprint - President & CEO

Thanks, Jason. First, we are here today to talk about this specific transaction. I am not aware that it would preclude any other options with respect to what Sprint may or may not consider. The way we look at this is that what it does is it provides 4G capabilities to our customers that we can provide under the Sprint brand bundled with other products and get to market very quickly. It provides, we believe, lift to our 3G products because we will be able to go to market uniquely with not only our capabilities under 2G and 3G, but we will be the only company also offering in those markets available a 4G offer.

We expect to also provide multimode devices, very similar when you think of the evolution of the wireless market where you had phones that, for a period of time, had analog also with digital to give great coverage first generation to second generation, devices that have 2G and 3G, devices that will have 3G and 4G. So we view this as very complimentary and as a supplement to our offers in the marketplace.

Because of being an early investor, we think the economics to this company to Sprint will be very favorable, will allow us to bring these 4G products to market without the CapEx investment required if we were to build this network on our own. So we have looked at this holistically and believe this makes a lot of financial sense for Sprint shareholders.

Jason Armstrong - Goldman Sachs - Analyst

Okay, thanks. And then maybe for both you guys, are there benchmarks here around the build-outs, i.e., where your partners may have put clauses or something that could dictate changes in the relationship if you don’t hit something along the path to 120 million to 140 million POPs by 2010?

Ben Wolff - Clearwire - CEO

No, we clearly, as part of our business plan that we are moving forward with our partners, have some objectives identified in the plan, including the 120 million to 140 million that I mentioned, but there are no kind of foot faults, triggers, defaults or anything else like that if we don’t hit particular build-out obligations.

Jason Armstrong - Goldman Sachs - Analyst

Okay, great. Thanks, guys.

Operator

Mike Rollins.

Mike Rollins - Citi Investment Research - Analyst

I was wondering if you could talk a little bit more about how you plan to distribute devices and chipsets. Is it your anticipation that it’ll be single mode WiMAX or will there be some percentage of devices that will be dual-mode with the CDMA platform and are there any prearranged agreements to work out roaming and how that would work? Thanks.

Ben Wolff - Clearwire - CEO

Hi, Mike. This is Ben. We expect to see both single mode and dual-mode devices of a variety of different types and that will include both computing devices, as well as handhelds and I think the parties, as part of this transaction, have put an awful lot of time and effort into thinking about how the two networks will work together and will both be able to provide services into the dual-mode types of devices. We are not going to get into kind of all the nuts and bolts of that today, but suffice it to say that a fair bit of work has gone in on behalf of all of the partners since everybody is interested in focusing on both single mode and dual-mode.

Mike Rollins - Citi Investment Research - Analyst

And if I could just follow up on the Sprint side, will this be consolidated into the financial statement and are there specific triggers where this wouldn’t be consolidated into the financial statements? Thanks.

Dan Hesse - Sprint - President & CEO

Mike, Dan here. We will use the equity accounting method, which means that it will not be consolidated.

Mike Rollins - Citi Investment Research - Analyst

Thank you.

Operator

Jonathan Atkin, RBC Capital Markets.

Jonathan Atkin - RBC Capital Markets - Analyst

Yes, most of my questions were already asked, but I was curious about the Sprint-owned tower assets. Are they going to stay within Sprint or do they somehow change hands into the new entity. I would ask you to clarify how you intend to see OpEx savings through this new arrangement that I think Dan alluded to.

Dan Hesse - Sprint - President & CEO

Hi, Jonathan. Dan here. This transaction does not affect the ownership of Sprint’s towers. Of course, some of the towers today, we lease some, we own. This has no effect on that. To the extent that the new entity can see an economic advantage from using Sprint’s Towers, we have worked an arrangement between the companies where there is a win/win where Clearwire would be able to lease, let’s say, real estate on our towers at below-market rates, but they would be above our costs. So both Sprint and Clearwire would get advantages from that relationship.

Jonathan Atkin - RBC Capital Markets - Analyst

Thank you.

Operator

Ric Prentiss, Raymond James.

Ric Prentiss - Raymond James - Analyst

Good morning, guys. Congrats on getting a very complicated major deal done and it looks like it could be considered win/win to the seventh power here so I like to see that. I want to probe a little bit further on the speed-to-market comments. Speed to market has always been important in wireless. Ben, can you update us as far as Clearwire goes, do you expect to do anymore building in ‘08? I think you ended ‘07 at 14 million POPs with plans to get to 20 million POPs by the end of ‘08. You have got $1 billion in cash at the end of ‘07. Will you spend some more of that money to kind of accelerate? And then from Sprint’s side, where should we expect your POPs number at as we look at that 120 million to 140 million goal? How much do you have today?

Ben Wolff - Clearwire - CEO

Good morning, Ric. I will go first on this. In terms of our potential to accelerate as we have discussed on our, I think, fourth-quarter call, we indicated that we had as many as, I think, 30 million plus POPs that were in various stages of design, development and construction. We have been kind of approaching that deployment on the basis of trying to preserve capital while kind of dealing with all of the long poles in the tent, particularly those things that relate to site acquisitions, zoning, permitting and things like that. So kind of doing the low cost, but long lead time efforts. We are continuing to do that. So we think we are very well-positioned once this deal closes to really kind of spring into an awful lot of market deployment and Sprint has been doing a lot of the same thing.

In terms of what our actual POPs will be that we kind of light up this year, much of that will depend on whether or not we choose to access additional capital prior to closing. As I indicated in my prepared remarks, that is something that we are considering and certainly if we raise more capital then we have the ability to accelerate. Barring that, we probably will not — we probably will not accelerate. And I will turn it over to Dan to —.

Dan Hesse - Sprint - President & CEO

Dan here. We expect to have roughly 15 million POPs up by the end of the year.

Ric Prentiss - Raymond James - Analyst

That was 1-5?

Dan Hesse - Sprint - President & CEO

1-5.

Ric Prentiss - Raymond James - Analyst

Okay and then as you look into ‘09 and ‘10 getting to 120 million to 140 million total POPs covered, Dan, you talked about how you can maybe accelerate — not accelerate, but you are doing the ready golf playing here. You are getting design, development, construction ready. How fast should we expect the 120 million to 140 million POPs? Is it more weighted into ‘09 versus ‘10?

Ben Wolff - Clearwire - CEO

It is clearly more back-end weighted. Just when you think about trying to grow and scale the organization that Barry and I will be working on together, there is an awful lot to do here. So I think much as you have kind of seen Clearwire build markets in the past, you start off with kind of those long lead time items and then you start putting a lot of infrastructure up on towers and markets start coming online. Keep in mind, as we have said before, it takes anywhere from 12 to 18 months typically to launch a market from start to finish. Clearly, a lot of the spade work that both companies have done though will, in some cases, cut that short, but I think from an expectation perspective, you should think about the majority of those POPs coming on later.

Ric Prentiss - Raymond James - Analyst

Okay. And then back to the Pivot question, it seems to me at least and looking at the transaction the way it is structured this time that the cable operators will have a much greater control of deciding revenue, pricing, bundling and control of the customer. Is that kind of a safe view of this as far as what might be a significant difference between this and the way Pivot was getting very complicated?

Dan Hesse - Sprint - President & CEO

Yes, exactly.

Ric Prentiss - Raymond James - Analyst

I like that answer. Okay. Then final question for you, you were talking about how you are structuring it as an UPREIT, the tax benefits to various investors. Does that mean Clearwire will be a cash taxpayer anytime soon?

Ben Wolff - Clearwire - CEO

Clearwire will not be a cash taxpayer anytime soon, but in addition to that, some of the investors will also be able to defer some of their — or reduce some of their own tax liabilities as a result of the pass-through nature of the LLC.

Ric Prentiss - Raymond James - Analyst

So basically the NOLs — you won’t be taking taxes because you will having losses, but the NOLs will go back to the partners?

Ben Wolff - Clearwire - CEO

A portion of them, based on proportionate ownership interest.

Ric Prentiss - Raymond James - Analyst

Great. Well, good luck, guys. Nice transaction.

Operator

Jonathan Chaplin, JPMorgan Securities.

Jonathan Chaplin - JPMorgan Securities - Analyst

Thanks, guys. It was worth the wait, so a couple of quick follow-on questions if I may. Ben, I think you mentioned the prospect of coming to market prior to closing to raise incremental capital. Is it possible to hit the debt markets prior to closing or is that more likely to be an equity transaction?

Ben Wolff - Clearwire - CEO

I think at this point, Jonathan, we are looking at all of our options to be candid. We have had our heads down focused entirely on getting this transaction done and so now with this announced, we can start looking at what the most opportunistic capital-raising prospects are for us.

Jonathan Chaplin - JPMorgan Securities - Analyst

I guess just from a structural perspective, if you went to the debt markets prior to closing, would they look at the structure of the combined entity based on what it is ultimately going to look like assuming it closes or would you be raising debt based on what Clearwire is as a standalone entity today?

Ben Wolff - Clearwire - CEO

I think you’d probably have a little bit of both. In other words, you would certainly have — talk to the marketplace about what this deal looks, like what the new Clearwire will be, what its asset base will be, but I am sure, as we talk to the marketplace, there would be some anticipation of what happens in kind of the worst-case downside scenario for whatever reason the transaction didn’t close.

Jonathan Chaplin - JPMorgan Securities - Analyst

Okay. And then a strategic question, given that LTE probably hits the market towards the back end of 2010, early 2011, why doesn’t it make sense to try and build out as many POPs as quickly as possible to get as much of that 140 million POPs covered as much this year as possible, as much in ‘09 as possible rather than leaving it for — making this a back-end weighted build-out? And then following on from that, assuming no incremental capital comes in prior to closing, where does the $3.2 billion get you in terms of the number of the POPs covered and based on the build-out plan that you are looking at the moment, where does that leave you in the calendar? Thank you.

Barry West - Sprint - CTO & President, XOHM

This is Barry West. Let me take the LTE question. Although we are likely to see early trials of LTE in sort of the 2010 time period, a full-fledged build-out will take longer than that. So our time-to-market advantage is maintained and the question of building faster, it is a logistic — it is just a matter of logistics. I think the target of 120 million to 140 million POPs is aggressive by any standards. We obviously want to go as fast as we can, but sheer logistics will be the limiter. Dan, you wanted to make a point?

Dan Hesse - Sprint - President & CEO

Yes, thanks, Barry and I would just add to that. If you take a look at the build plan that we have just laid out, as Barry mentioned, it is incredibly aggressive. It will be one of the largest and fastest build-outs in this kind of timeframe ever done. We think we have got the capability and wherewithal to do it, but it is a massive undertaking.

In terms of the second part of your question about how far will our capital take us if we don’t raise any additional capital, if we go on the build schedule that I have just articulated, we would look at that capital getting us through kind of mid 2010 with around 110 million POPs covered. Now obviously as I said before, we have the ability to ratchet that back if we need to, but clearly having the runway through at least the middle of 2010 gives us a great opportunity to be able to access capital markets opportunistically.

Jonathan Chaplin - JPMorgan Securities - Analyst

Great, thanks.

Operator

Simon Flannery, Morgan Stanley.

Simon Flannery - Morgan Stanley - Analyst

Thanks a lot. Congratulations. Can you talk a little bit about the sort of build-out in terms of geography? How are you going to build this? Are we going to see operations and what percentage of top 25, top 100 cities is it going to be really a core build with 4G and then supplementing suburbia and elsewhere with 3G or will it be a very strong build-out in the Chicagos, the Washingtons, Baltimores and the others, but in a limited number of cities? And Ben, I think you talked about the speed advantages of this. I think one of the concerns with laptop cards in particular has been the price points at $60 to $80 a month and given the cost advantages of WiMAX, do you think you can make this model work and bring the price points down to $40 or below for those sort of speeds? Thanks.

Ben Wolff - Clearwire - CEO

Thanks, Simon. Starting off with your first question about the way we will build, our focus initially will certainly be on the top 100 markets, but it will be a build plan that looks at really delivering thorough coverage in those top 100 markets. We understand the benefits of having the major metro areas covered, but we also, from our own experience at Clearwire and certainly at Sprint, you understand that you have to have a large enough footprint within those metro areas to really be able to serve the vast majority of the places that our customers go on a day in and day out basis. So we really look, as these networks get built on 4G, at the 3G network certainly for a long time to come having a broader overall footprint, but looking at that as kind of the ways to kind of fill in while we are continuing to build. So you look at a very robust and broad metro area build. It will include suburban and even rural builds, but really done on much the way that Clearwire has done it so far, kind of in the places where we think it makes sense and where we are optimizing the customer experience.

In terms of the speed advantages and the price points, there is no doubt that we are very focused on being able to deliver a much lower cost per bit delivered and we are certainly seeing that even in our pre-WiMAX networks today. The interesting thing about the experience in our pre-WiMAX markets with the NextNet PC card is that we are finding that we are able to get customers with kind of the same general revenue levels or ARPUs as the 3G customers because we are delivering a much greater bandwidth and overall user experience with more capacity even though we have a much more limited footprint. So there is a class or category of customer at least today that is saying I might not be able to roam or go from market to market or even have as big of a footprint, but because I spend 90% of my time in kind of this local area where Clearwire is built today, I’m willing to pay kind of $60.

So we are really going to be focused on the value proposition to the customer. The great thing about the network is that we have the ability to compress pricing if we need to do to attract customers and to build out the capacity on the network, but we will see how it goes. So we are kind of not making any commitments about pricing today, but the economics in the business obviously are very attractive.

Simon Flannery - Morgan Stanley - Analyst

Thank you.

Kurt Fawkes - Sprint - VP, IR

Okay, that concludes our call this morning and I would like to again thank everybody for joining us and please feel free to contact us at Investor Relations if you have any follow-on questions. Have a great day.

Operator

Thank you very much, ladies and gentlemen, for joining today’s conference. This does conclude your call. You may now disconnect.